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Exhibit 12.1

Alliance Capital Management L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

	Years Ended
	12/31/2003	12/31/2002	12/31/2001
Fixed Charges:
Interest Expense	$25,286	$27,385	$32,051
Estimate of Interest Component In Rent Expense(1)	—	—	—

Total Fixed Charges	25,286	27,385	32,051

Earnings:
Income Before Income Taxes	358,488	643,133	652,175
Other	1,236	2,847	2,133
Fixed Charges	25,286	27,385	32,051

Total Earnings	$385,010	$673,365	$686,359

Consolidated Ratio Of Earnings To Fixed Charges	15.23	24.59	21.41

(1)
Alliance Capital Management L.P. has not entered into financing leases during these periods.

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Exhibit 12.1
Alliance Capital Management L.P. Consolidated Ratio Of Earnings To Fixed Charges (In Thousands)